Prospectus Supplement
Filed Pursuant to Rule 424(b)(5)
File No. 333-166145
PROSPECTUS SUPPLEMENT
To Prospectus dated April 29, 2010
BIOLASE TECHNOLOGY, INC.
320,000 Shares of Common Stock
     Pursuant to this prospectus supplement and the accompanying prospectus, we are offering 320,000 shares of our common stock, par value $0.001 per share. Each share will be sold to investors in this offering at a negotiated price of $5.60 per share.
     Our common stock is traded on the NASDAQ Capital Market under the symbol “BLTI.” On April 11, 2011, the last reported sale price of our common stock on the NASDAQ Capital Market was $6.16 per share.
     Investing in our securities involves a high degree of risk. Please read “Risk Factors” beginning on page S-5 of this prospectus supplement, page 3 of the accompanying prospectus and the risk factors described in the documents incorporated by reference into this prospectus supplement.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
     We have retained Rodman & Renshaw, LLC to act as our exclusive placement agent in connection with the shares offered by this prospectus supplement. The placement agent has agreed to use its reasonable best efforts to sell the securities offered by this prospectus supplement. We have agreed to pay the placement agent the placement agent fees set forth in the table below, which assumes that we sell all of the shares we are offering.

	Per Share	Total
Public offering price	$5.60	$1,792,000
Placement agent fees	$0.252	$80,640
Proceeds, before expenses, to us (1)	$5.348	$1,711,360

(1)	We estimate the total expenses of this offering, excluding the placement agent’s fees above, but including the reimbursement of the placement agent’s expenses, will be approximately $42,500.

Delivery of the shares will take place on or about April 12, 2011, subject to the satisfaction of certain conditions.
RODMAN & RENSHAW, LLC
The date of this prospectus supplement is April 12, 2011

TABLE OF CONTENTS
Prospectus Supplement
     You should rely only on the information incorporated by reference or provided in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any state where the offer or sale is not permitted. You should assume that the information in this prospectus supplement and the accompanying prospectus, or incorporated by reference, is accurate only as of the dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

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ABOUT THIS PROSPECTUS SUPPLEMENT
     We are providing this information to you about this offering of securities in two parts. The first part is this prospectus supplement, which provides the specific details regarding the shares of our common stock that we are selling in this offering and also adds to and updates information contained in or incorporated by reference into the accompanying prospectus. The second part is the base prospectus dated April 29, 2010, included in our registration statement on Form S-3, as amended (SEC File No. 333-166145), which provides a general description of the securities we may offer from time to time under that registration statement. This prospectus supplement and the accompanying prospectus are part of a “shelf” registration statement that we filed with the U.S. Securities and Exchange Commission. Under the shelf registration process, we may offer from time to time shares of our common stock up to an aggregate amount of $9,500,000, of which this offering is a part. To the extent there is a conflict between information contained in this prospectus supplement, on the one hand, and information contained in the accompanying prospectus or any document incorporated by reference, on the other hand, the information in this prospectus supplement shall control.
     The registration statement we filed with the SEC includes exhibits that provide more detail of the matters discussed in this prospectus supplement and the accompanying prospectus. You should read this prospectus supplement, the accompanying prospectus and the related exhibits filed with the SEC, together with the additional information described under the heading “Where You Can Find More Information,” before making your investment decision.
     Unless the context otherwise requires, references in this prospectus and the accompanying prospectus supplement to “Biolase,” “the Company,” “we,” “us” and “our” refer to Biolase Technology, Inc.

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FORWARD-LOOKING STATEMENTS
     This prospectus supplement contains or incorporates by reference forward-looking statements and readers are cautioned that our actual results may differ materially from those discussed in the forward-looking statements. These forward-looking statements include, without limitation, statements and predictions regarding our operating expenses, sales and operations, anticipated cash needs, capital requirements and capital expenditures, needs for additional financing, use of working capital, plans for future products and services and for enhancements of existing products and services, anticipated growth strategies, ability to attract customers, sources of net revenue, anticipated trends and challenges in our business and the markets in which we operate, the adequacy of our facilities, the impact of economic and industry conditions on our customers and our business, customer demand, our competitive position, the outcome of any litigation against us, the perceived benefits of any technology acquisitions, critical accounting policies and the impact of recent accounting pronouncements. These statements are only predictions and actual events or results may differ materially and adversely from our expectations. Important factors that could cause actual results to differ materially from those stated or implied by our forward-looking statements include, but are not limited to, the impact of changes in demand for our products, our effectiveness in managing manufacturing costs and expansion of our operations, and the impact of competition and of technological advances. Such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These risks and uncertainties include, but are not limited to, those risks discussed in “Risk Factors,” as well as those other risks detailed in our filings with the Securities and Exchange Commission. These forward-looking statements speak only as of the date of this prospectus supplement. We assume no obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any changes in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You should, however, review additional disclosures we make in our Annual Report on Form 10-K , Quarterly Reports on Form 10-Q , and Current Reports on Form 8-K filed with the SEC.
OUR COMPANY
Overview
     We are a medical technology company that develops, manufactures and markets lasers and related products focused on technologies for improved applications and procedures in dentistry and medicine. In particular, our principal products provide dental laser systems that allow dentists, periodontists, endodontists, oral surgeons and other specialists to perform a broad range of dental procedures, including cosmetic and complex surgical applications. Our systems are designed to provide clinically superior performance for many types of dental procedures, with less pain and faster recovery times than are generally achieved with drills, scalpels and other dental instruments. We have clearance from the U.S. Food and Drug Administration (“FDA”) to market our laser systems in the United States and also have the necessary approvals to sell our laser systems in Canada, the European Union and certain other international markets.
     We offer two categories of laser system products: (i) Waterlase systems and (ii) Diode systems. Our flagship product category, the Waterlase system, uses a patented combination of water and laser to perform most procedures currently performed using dental drills, scalpels and other traditional dental instruments for cutting soft and hard tissue. We also offer our Diode laser systems to perform soft tissue and cosmetic procedures, including tooth whitening. We believe that we are the world’s leading dental laser manufacturer and distributor and since 1998, we have sold approximately 8,000 Waterlase systems, including over 4,000 Waterlase MD systems, and more than 16,000 laser systems in total in over 50 countries. Other products under development address ophthalmology and other medical and consumer markets.
     We currently operate in a single reportable business segment. We had net revenues of $26.2 million, $43.3 million and $64.6 million in 2010, 2009 and 2008, respectively, and we had net losses of $12.0 million, $3.0 million and $9.1 million for the same periods.
     We were originally formed as Societe Endo Technic, SA (“SET”) in 1984 in Marseilles, France, to develop and market various endodontic and laser products. In 1987, SET merged into Pamplona Capital Corp., a public holding company incorporated in Delaware. In 1994, we changed our name to BIOLASE Technology, Inc. Since 1998, our primary objective has been to be the leading designer, manufacturer and marketer of laser systems for the dental industry.
Recent Developments
     In January 2011, we introduced the Waterlase iPlus™, a powerful and intuitive dual wavelength all-tissue dental laser system. We believe the iPlus, is our most significant advancement in all-tissue laser technology since we introduced the Waterlase MD™ in 2005. The Waterlase iPlus received FDA 510(k) clearance in the United States in August 2010 and received European CE mark-approval in February 2011.

     Building on our Diode product line, in February 2010, we introduced our new iLase™ diode laser system which is a portable, battery-powered dental diode laser that provides minimally invasive solutions for common everyday soft tissue surgical and hygiene procedures. The iLase received European CE mark-approval in February 2010 and FDA 510(k) clearance in March 2010.
     Also in 2010, we expanded the marketing of our Diolase 10™ diode laser to the physical therapy and sports medicine market by introducing our Deep Tissue handpiece. When we initially released the Diolase 10 and the accompanying Body Contour handpiece in 2009, we focused our sales efforts on the chiropractics market. Applications for the Diolase 10 include temporary pain relief, topical heating for temporary relief of minor muscle and joint pain and stiffness, temporary relief for insufficient local blood circulation and temporary muscle relaxation.
     In February 2011, we announced that we will offer dental imaging systems which will enable dentists to diagnose patients’ needs and plan appropriate treatments. Our first series of dental imaging systems will include 3D Cone Beam Computed Tomography (CBCT), portable digital x-ray, and intra-oral camera devices. We expect to receive FDA 510(k) clearance for these products in mid- 2011.
Industry Background
General
     Dental procedures are performed on hard tissue, such as bone and teeth, and soft tissue, such as gum and other oral tissue.
     A 2007 American Dental Association (“ADA”) Survey of Dental Services Rendered (the “ADA Study”) estimated that more than 200 million hard tissue procedures are performed annually in the United States. Hard tissue procedures include cavity preparation, root canals and other procedures involving bone or teeth. The ADA Study also indicated that more than 1.2 million soft tissue procedures are performed annually in the United States. Soft tissue procedures include operations such as gum line alteration. According to statistics compiled in the ADA Study, over 90% of hard tissue procedures and 60% of soft tissue procedures in the United States are performed by general dentists and the rest are performed by oral surgeons, endodontists, periodontists, and other specialists.
     The ADA estimated that the demand for dental services in the United States will continue to grow due to population growth and the increased awareness of the benefits associated with preventive dentistry in reducing the incidence of oral and systemic disease. According to the ADA, annual dental spending in the United States in 2008 was $99.9 billion and is expected to increase by approximately 2% to 6% per year through 2015.
     We believe there is a growing awareness among consumers of the value and importance of a healthy smile and its connections to overall systemic health. As such, the dental industry has entered an era of growth and consideration of advanced technologies that allow dentists to perform simple or complex cosmetic dental procedures with minimal trauma, improved patient acceptance and clinically superior results. We believe our product offerings correspond with this trend, and we expect incremental growth from these pressures in the marketplace.
Traditional Dental Instruments
     Dentists and other specialists choose from a variety of instruments depending on the tissue involved and the type of procedure. Most procedures require the use of multiple instruments to achieve the desired result.
     High Speed Drills. Most dentists use high speed drills for hard tissue procedures, such as preparing cavities for filling and gaining access for performing root canals or shaving and contouring oral bone tissue. Potentially adverse effects associated with drills include thermal heat transfer, vibration, pressure and noise. The cutting and grinding action of high speed drills can cause damage to the patient’s dental structure. The trauma caused to the surrounding tissues can lead to increased recovery times and the need for future crowns and root canals. Additionally, this grinding action of high speed drills may weaken the tooth’s underlying structure, leading to fractures and broken cusps. Procedures involving high-speed drills typically require anesthesia. Because many dentists do not recommend anesthetizing more than one or two quadrants of the mouth in a single session, patients may need to return several times to complete their treatment plan. Further, based on the results of several recent studies, autoclaving fails to completely decontaminate dental burs and approximately 15% of these “sterilized burs” carry pathogenic micro-organisms.
     Cutting Instruments. Soft tissue procedures, such as reshaping gum lines and grafting on new gum tissue, are typically performed by oral surgeons or periodontists using scalpels, scissors and other cutting tools. Due to the pain and discomfort associated with procedures performed with these instruments, most soft tissue procedures require the use of local anesthetic which results in numbness and discomfort, and often require stitches. The use of scalpels, scissors and other cutting tools typically cause bleeding, post-operative swelling and discomfort. Bleeding can impair the practitioner’s visibility during the procedure, thereby reducing efficiency and is a particular problem for patients with immune deficiencies or blood disorders, and patients taking blood-thinning medications.

Alternative Dental Instruments
     Alternative technologies have been developed over the years to address the problems associated with traditional methods used in dentistry. Most alternatives have addressed either hard or soft tissue applications but not both. The predominant alternative technologies are discussed below.
     Electrosurge Systems. Electrosurge systems use an electrical current to heat a shaped tip that simultaneously cuts and cauterizes soft tissue, resulting in less bleeding than occurs with scalpels. However, electrosurge can damage surrounding tissue, and is generally less precise than lasers. Electrosurge is also not suitable for hard tissue procedures and, due to the depth of penetration, generally requires anesthesia and a lengthy healing process. Electrosurge generally cannot be used in areas near metal fillings and dental implants. Finally, electrosurge generally cannot treat patients with implanted pacemakers and defibrillators.
     Traditional Laser Systems. More recently, lasers have gained acceptance for use in general and cosmetic dentistry. Most lasers used in dentistry have been adapted from other medical applications, such as dermatology, and are not designed to perform a wide range of common dental procedures. Most dental lasers use thermal energy to cut tissue and are used primarily for soft tissue procedures.
Our Solution
     Due to the limitations associated with traditional and alternative dental instruments, we believe there is a large market opportunity for all-tissue dental laser systems that provide superior clinical results and help reduce the trauma, pain and discomfort associated with dental procedures.
     Our Waterlase systems precisely cut hard tissue and soft tissue with minimal or no damage to surrounding tissue and dental structure. Our Diode systems are designed to complement the Waterlase systems, and are used in soft tissue procedures, hygiene and cosmetic applications. The Diode systems, together with our Waterlase systems, offer practitioners a broad product line with a range of features and price points.
     A small percentage of dental professionals worldwide currently use lasers. Moreover, our laser systems are more expensive than traditional dental tools. However, we believe that the significant clinical advantages of our systems, patient benefits, the potential return on investment that our systems offer practitioners and the options available to finance the purchase of our systems will enable us to continue to penetrate the dental market segment. Laser technologies with similar patient benefits have become standard of care in ophthalmology, dermatology and other medical specialties.
     We believe the demand for our systems will continue to expand as we increase awareness of the benefits to patients and dental professionals.

THE OFFERING

Common stock offered by us in this offering	320,000 shares of common stock

Common stock outstanding prior to this offering	27,785,187 shares

Common stock to be outstanding after this offering (1)	28,105,187 shares

Use of proceeds	We intend to use the net proceeds for general corporate purposes, and for other working capital and operational purposes. See “Use of Proceeds.”

Risk factors	See the “Risk Factors” section of this prospectus supplement for factors to consider before deciding to purchase our securities.

NASDAQ listing	Our common stock is listed on the NASDAQ Capital Market under the symbol “BLTI.”

(1)	The number of shares of common stock outstanding after the offering is based on 28,105,187 shares of common stock outstanding as of April 12, 2011, and excludes:
•	3,853,391 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $3.76 per share; and

•	100,000 shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $0.74 per share.

RISK FACTORS
     Investing in our common stock involves a high degree of risk. You should consider the following risk factors, as well as the risk factors and other information contained or incorporated by reference in this prospectus supplement and accompanying prospectus, before deciding to invest in our common stock, including the specific risks described under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010 which is incorporated herein by reference, before making an investment decision. If any of the matters discussed in the following risk factors, or in those risk factors incorporated by reference in this prospectus supplement and accompanying prospectus, were to occur, our business, financial condition, results of operations, cash flows, or prospects could be materially adversely affected, the market price of our common stock could decline and you could lose all or part of your investment.
Risks Related to Our Stock this Offering
     You will experience immediate dilution in the book value per share of the common stock you purchase.
     Because the price per share of our common stock being offered is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. If you purchase shares of common stock in this offering at the current market value, you will suffer immediate and substantial dilution in the net tangible book value of the common stock. The perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the stock price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage investors to engage in short sales of our common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock. For more information, see “Dilution.”
     Our common stock has experienced in the past, and is expected to experience in the future, significant price and volume volatility, which substantially increases the risk of loss to persons owning our common stock.
     Because of the limited trading market for our common stock, and because of the possible price volatility, you may not be able to sell your shares of common stock when you desire to do so. In the one-year period preceding this Prospectus Supplement, our stock price ranged from a high of $6.29 to a low of $0.61 per share. The inability to sell your shares in a rapidly declining market may substantially increase your risk of loss because of such illiquidity and because the price for our common stock may suffer greater declines because of its price volatility.
     Future sales of our common stock in the public market could lower our stock price.
     We may sell additional shares of common stock in subsequent public or private offerings. We may also issue additional shares of common stock to finance future acquisitions. We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.
     We presently do not intend to pay cash dividends on our common stock.
     While we have recently paid stock dividends, we currently anticipate that no cash dividends will be paid on the common stock in the foreseeable future. While our dividend policy will be based on the operating results and capital needs of the business, it is anticipated that all earnings, if any, will be retained to finance the future expansion of our business.
     Our stockholders may experience substantial dilution in the value of their investment if we issue additional shares of our capital stock.
     Our certificate of incorporation allows us to issue up to 50,000,000 shares of our common stock and to issue and designate the rights of, without stockholder approval, up to 1,000,000 shares of preferred stock. In the event we issue additional shares of our capital stock, dilution to our stockholders could result. In addition, if we issue and designate a class of convertible preferred stock, these securities may provide for rights, preferences or privileges senior to, and thus adverse to, those of holders of our common stock.
     Our management has significant flexibility in using the net proceeds of this offering.
     We intend generally to use the net proceeds from this offering for working capital and for general corporate purposes. However, depending on future developments and circumstances, we may use some of the proceeds for other purposes. Therefore, our management will have significant flexibility in applying the net proceeds of this offering. The actual amounts and timing of expenditures will vary significantly depending on a number of factors, including the amount of cash used in our operations and our research and development efforts. Management’s failure to use these funds effectively would have an adverse effect on the value of our common stock and could make it more difficult and costly to raise funds in the future.

USE OF PROCEEDS
     We estimate that the net proceeds we will receive from this offering will be approximately $1.7 million after deducting the placement agent’s fee and estimated offering expenses. We plan to use the net proceeds from the offering to meet our working capital needs as well as for general corporate purposes. General corporate purposes may include additions to working capital, financing of capital expenditures, repayment or redemption of existing indebtedness, and future acquisitions and strategic investment opportunities, although we have no current commitments for any such acquisition or investment. Our management will retain broad discretion as to the allocation of the net proceeds from this offering.
     Until we use the net proceeds of this offering, we intend to invest the funds in short-term, interest bearing investments.
DILUTION
     Adjusted net tangible book value dilution per share to investors in this offering represents the difference between the amount per share paid by these investors and the net tangible book value per share of our common stock immediately after completion of this offering. Assuming the sale by us of all 320,000 shares offered hereby at the offering price of $5.60 per share and after deducting the placement agent’s fees and the estimated offering expenses payable by us, our adjusted net tangible book value as of December 31, 2010 would have been $(0.19) per share of our common stock. This represents an immediate increase in adjusted net tangible book value of $0.07 per share to our existing stockholders and an immediate decrease in the pro forma net tangible book value of $5.79 per share to investors participating in this offering. The following table illustrates this per share dilution:

Offering price per share		$5.60
Net negative tangible book value per share as of December 31, 2010	$(0.26)
Increase per share attributable to investors participating in this offering	$.07
As adjusted net negative tangible book value per share after this offering		$(0.19)
Dilution per share to investors participating in this offering		$5.79
     The above discussion and table are based on 24,601,690 shares of our common stock outstanding as of December 31, 2010. The information above excludes:
•	4,130,140 shares of our common stock issuable upon exercise of outstanding stock options under our stock option plan, at a weighted average exercise price of $3.60; and

•	151,694 shares of our common stock issuable upon exercise of outstanding warrants at a weighted average price of $0.81 per share.
     To the extent options or warrants outstanding as of December 31, 2010 have been or may be exercised or other shares have been or are issued, there may be further dilution to new investors.
DESCRIPTION OF SECURITIES
     In this offering we are offering a maximum of 320,000 shares of our common stock. The securities offered in this offering will be issued pursuant to a securities purchase agreement between each of the purchasers and us. You should review a copy of the securities purchase agreement, which has filed by us as an exhibit to a Current Report on Form 8-K filed with the SEC in connection with this offering, for a complete description of the terms and conditions applicable to the securities we are offering.
     The material terms and provisions of our common stock and each other class of our securities which qualifies or limits our common stock are described under the caption “Description of Securities” starting on page 4 of the accompanying prospectus.

PLAN OF DISTRIBUTION
     Pursuant to General Instruction I.B.6. of Form S-3, we are permitted to utilize the registration statement of which this prospectus supplement and prospectus forms a part to sell a maximum amount of securities equal to one-third of the aggregate market value of the outstanding voting and non-voting common equity held by our non-affiliates in any 12-month period. We may, from time to time, offer the securities registered hereby up to an amount which, when considered with other sales made pursuant to General Instruction I.B.6. of Form S-3 within the then preceding 12-month period, would represent this maximum amount.
     Pursuant to an engagement letter, dated as of April 7, 2011, between us and Rodman & Renshaw, LLC, we have engaged Rodman & Renshaw, LLC as our exclusive placement agent to solicit offers to purchase the shares offered by this prospectus supplement. Rodman & Renshaw, LLC is not purchasing any shares for its own account in this offering, and is not required to arrange the purchase or sale of any additional specific number or dollar amount of the securities.
     Rodman & Renshaw, LLC has agreed to use its reasonable best efforts to arrange for the sale of all of the securities in this offering. There is no requirement that any minimum number of shares or dollar amount of shares be sold in this offering and there can be no assurance that we will sell all or any of the shares being offered. We will enter into a securities purchase agreement directly with the investors who purchase securities in this offering, and we will only sell to investors who have entered into the securities purchase agreement. Our obligation to issue and sell securities to the purchasers is subject to the conditions set forth in the purchase agreement, which may be waived by us in our discretion. A purchaser’s obligation to purchase securities is subject to conditions set forth in the purchase agreement as well, which also may be waived. The engagement letter provides that the obligations of Rodman & Renshaw, LLC and the investors are subject to certain conditions precedent, including, among other things, the absence of any material adverse change in our business and the receipt of certain opinions, letters and certificates from us or our counsel.
     We currently anticipate that the closing of this offering will take place no later than April 12, 2011. On the closing date, the following will occur:
•	we will receive funds in the amount of the aggregate purchase price;

•	Rodman & Renshaw, LLC, as placement agent will receive the placement agent fees in accordance with the terms of the engagement letter; and

•	we will deliver the shares of common stock to the investors.
     We have agreed to pay Rodman & Renshaw, LLC an aggregate fee equal to 4.5% of the gross proceeds from the sale of the shares in this offering. We have also agreed to reimburse Rodman & Renshaw, LLC for expenses incurred by it in connection with this offering. Such reimbursement will be limited to a maximum of 1.0% of the aggregate gross offering proceeds, but in no event more than $25,000.
     The following table shows the per share and total placement agent fees we will pay in connection with the sale of the shares, assuming the purchase of all of the shares we are offering.

Per share placement agent fees	$0.252
Maximum offering total	$80,640
     We estimate the total expenses of this offering which will be payable by us, excluding the placement agent fees, will be approximately $42,500. After deducting the fees due to the placement agent and our estimated offering expenses, we expect the net proceeds from this offering to be approximately $1.7 million.
     We have agreed to indemnify the placement agent and purchasers against liabilities under the Securities Act and to contribute to payments that the placement agent may be required to make in respect of such liabilities.
     The placement agent agreement with Rodman & Renshaw, LLC is included as an exhibit to our Current Report on Form 8-K filed with the SEC in connection with this offering.
     The placement agent has informed us that it will not engage in over-allotment, stabilizing transactions or syndicate covering transactions in connection with this offering.
     This is a brief summary of the material provisions of the Engagement Letter and Securities Purchase Agreement and does not purport to be a complete statement of its terms and conditions. These documents have been or will be included as an exhibit to our
     Current Report on Form 8-K filed with the SEC in connection with this offering and incorporated by reference into the registration statement of which this prospectus supplement forms a part. See “Where You Can Find More Information.”

     Other than the electronic formats of this prospectus supplement and the accompanying prospectus made available by the sales agent, the information contained on, or accessible through, either the sales agent’s website or any other website maintained by it is not part of the prospectus supplement, the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part, has not been approved or endorsed by us and should not be relied upon by investors.
     The transfer agent for our common stock is Computershare, N.A. in Glendale, California.
     Our common stock is listed on the NASDAQ Capital Market under the symbol “BLTI.”
EXPERTS
     The financial statements as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 incorporated by reference in this Prospectus Supplement have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. Their report on the financial statements appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2010 contained an explanatory paragraph regarding the Company’s ability to continue as a going concern.
LEGAL MATTERS
     The validity of any securities offered by this prospectus supplement will be passed upon for us by Carroll & Carroll, P.C., Irvine, California.
WHERE YOU CAN FIND MORE INFORMATION
     We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933 (the “Securities Act”). This prospectus supplement and the accompanying prospectus is part of the registration statement but the registration statement includes and incorporates by reference additional information and exhibits. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any document we file with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding companies, such as ours, that file documents electronically with the SEC. The address of that site on the world wide web is http://www.sec.gov. The information on the SEC’s web site is not part of this prospectus, and any references to this web site or any other web site are inactive textual references only.
     The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus supplement and the accompanying prospectus. Information that is incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and you should read it with the same care that you read this prospectus supplement and the accompanying prospectus. Later information that we file with the SEC will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus supplement and the accompanying prospectus, and will be considered to be a part of this prospectus supplement and the accompanying prospectus from the date those documents are filed. We have filed with the SEC, and incorporate by reference in this prospectus supplement and the accompanying prospectus:
•	our Annual Report on Form 10-K for the year ended December 31, 2010;

•	our Current Report on Form 8-K filed on April 6, 2011; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed on December 29, 1998.
     We also incorporate by reference all additional documents that we file with the SEC under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act that are made between the date of this prospectus supplement and the termination of any offering of securities offered by this prospectus supplement or the accompanying prospectus. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.
     You may request a copy of any or all of the documents incorporated by reference but not delivered with this prospectus, at no cost, by writing or telephoning us at the following address and number: Investor Relations, Biolase Technology, Inc. at 4 Cromwell, Irvine, California 92618, and our telephone number is (949) 361-1200. We will not, however, send exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents. We also maintain a website at http://www.biolase.com. However, the information on our website is not part of this prospectus.
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